BD 9/5



07007956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pittsburgh Financial Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Fireside Drive (No. and Street)

McMurray (City) PA (State) 15317 (Zip Code)



NOTARIAL SEAL
ROBIN E FILBY
Notary Public
PETERS TWP. WASHINGTON COUNTY
My Commission Expires Feb 9, 2011



SEC MAIL
RECEIVED
PROCESSING
AUG 2 1 2007
WASH. D.C.
186
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Helba (724) 942-3658 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric Rossi CPA, LLC
(Name – *if individual, state last, first, middle name*)

6 Clairton Blvd. (Address) Pittsburgh (City) PA (State) 15236 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/6

OATH OR AFFIRMATION

I, Charlene Helba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pittsburgh Financial Planners, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlene P. Helba, PRES.
Signature

President
Title

Notary Public



NOTARIAL SEAL
ROBIN E FILBY
Notary Public
PETERS TWP, WASHINGTON COUNTY
My Commission Expires Feb 9, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (cash flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

PITTSBURGH FINANCIAL PLANNERS, INC.

JUNE 30, 2007

ERIC ROSSI CPA, LLC

PITTSBURGH, PENNSYLVANIA

CONTENTS

Eric Rossi CPA
LIMITED LIABILITY COMPANY

6 CLAIRTON BLVD.
PITTSBURGH, PA 15236
TEL: 412-655-4720
FAX: 412-655-4760
E-Mail: ericrossicpa@verizon.net

Independent Auditor's Report

Board of Directors
Pittsburgh Financial Planners, Inc.
Pittsburgh, PA 15317

I have audited the accompanying statement of financial condition of Pittsburgh Financial Planners, Inc. as of June 30, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pittsburgh Financial Planners, Inc. as of June 30, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
July 12, 2007

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Current Assets

Cash and cash equivalents	$	51,014
Accounts receivable		62,560
Marketable securities, at market value		27,651
	$	141,225

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	65,424
Payroll taxes payable		2,730
		68,154

Stockholder's Equity

Capital stock, $1.00 par value; 100,000 shares authorized and 7,500 outstanding		7,500
Paid-in capital		50,000
Retained earnings		15,571
		73,071
	$	141,225

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2007

Income	
Commissions	
Investment advisory fees	$ 485,545
Sale of investment company shares	27,097
Other commissions	101,700
	614,342
Other income	6,171
	620,513
Expenses	
Commissions	485,018
Registration fees	2,643
Officer employment expense	97,513
Payroll taxes	1,491
Accounting fees	2,500
Director fees	24,000
Due diligence	20,000
Corporate membership fee	827
Office expense	466
Telephone	513
Other office and miscellaneous	3,528
	638,499
Net Income (Loss)	$ (17,986)

The accompanying notes are an integral part
of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 593,200
Cash paid to suppliers	(689,065)
Dividends received	2,130
	(93,735)
Cash Flows from Investing Activities:	
Purchase of marketable securities	(2,073)
Cash Flows from Financing Activities:	
Additional paid in capital	39,000
Net Increase (Decrease) in Cash and Cash Equivalents	(56,808)
Cash and Cash Equivalents at July 1, 2006	107,822
Cash and Cash Equivalents June 30, 2007	$ 51,014

Reconciliation of net Income to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ (17,986)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Unrealized gain on marketable securities	(2,225)
Change in assets and liabilities:	
Increase (decrease) in accounts receivable	(22,958)
Increase (decrease) in accounts payable	(53,296)
Increase (decrease) in payroll taxes payable	2,730
Net Cash Provided (Used) in Operating Activities	$ (93,735)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2006	$ 7,500	$ 11,000	$ 33,557
Additional Paid in Capital		39,000	
Net Income (Loss) for the Year			(17,986)
Balances at June 30, 2007	$ 7,500	$ 50,000	$ 15,571

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

Formation of Company

The Company was formed on July 14, 1983. The principal activity of the Company is to be a broker/dealer of securities and also a registered investment advisor. The majority of the customers are located in western Pennsylvania.

Significant Accounting Policies

Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The current year had a net loss and therefore no tax provision was shown on the accompanying financial statements. The Company has loss carryforwards totaling $31,969 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in 2014. The benefit of the net operating losses is immaterial and not shown on the accompanying financial statement as a deferred tax asset.

Related Party Transactions

The Company paid commissions and due diligence fees of $502,309 to James Helba, Jr., the sole shareholder's husband during the fiscal year ending June 30, 2007 and has a payable of $ 59,214 due him at June 30, 2007.

Marketable Securities

Marketable securities at June 30, 2007 consist of one mutual fund (available for sale) and the cost and fair value is as follows:

Fair value	$ 27,651
Total accumulated gains included in retained earnings	$ 4,997
Net unrealized gains included in other income	$ 2,225

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

Pension Plan
The Company maintains a Simplified Employee Pension Plan (SEP). All Contributions were discretionary. The Company contributed $12,750 during the year ended June 30, 2007 for the prior year.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had net capital of $68,748, which was $43,748 in excess of its required net capital of $25,000. The Company's net capital ratio was .99 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(2)(i).

PITTSBURGH FINANCIAL PLANNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2007

Aggregate Indebtedness:		
Total money liabilities		$ 68,154
Total aggregate indebtness		$ 68,154
Net Capital:		
Common stock	$ 7,500	
Paid in capital	50,000	
Retained earnings	15,571	
Total available capital		73,071
Less: nonallowable assets		(149)
Net capital before haircuts on securities		72,922
Haircuts on securities:		
Money market fund (2%)		(26)
Marketable securities (15%)		(4,148)
Net Capital		$ 68,748
Capital Requirements:		
6 2/3% of aggregate indebtedness	4,543	
Minimum dollar capital requirement	25,000	
Net capital requirement		$ 25,000
Net capital in excess of requirements		43,748
Net capital as above		$ 68,748
Ratio of aggregate indebtedness to net capital		99%

PITTSBURGH FINANCIAL PLANNERS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2007 FOCUS REPORT

SCHEDULE II

JUNE 30, 2007

	Audit Report	Focus Report
Total ownership equity	$ 73,071	$ 73,071
Less:		
Nonallowable assets	(149)	(149)
Haircuts on securities	(4,174)	(4,174)
	68,748	68,748
Net capital requirements	25,000	25,000
Excess net capital	$ 43,748	$ 43,748

No differences exist between the Pittsburgh Financial Planners, Inc's Focus Report (Part IIA filing) and audit report for the period ending June 30, 2007.

Eric Rossi CPA
LIMITED LIABILITY COMPANY

6 CLAIRTON BLVD.
PITTSBURGH, PA 15236
TEL: 412-655-4720
FAX: 412-655-4760
E-Mail: ericrossicpa@verizon.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Pittsburgh Financial Planners, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Pittsburgh Financial Planners, Inc. for the year ended June 30, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures as I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. I did not review the practices and procedures followed by the Company in making any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above. In addition, no facts came to my attention which indicated that the exemptive provisions of the rule 15c3-3(k)(2)(i) were not complied with during the year ended June 30, 2007.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it's purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange and the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Eric Rossi CPA, LLC
Pittsburgh, Pennsylvania
July 12, 2007

END